FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of January 2007


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:


1.  ACAM2000 deliveries completed announcement made on 8 January 2007

Acambis successfully delivers on ACAM2000 smallpox vaccine order to US Government - expects to meet 2006 revenue guidance


Cambridge, UK and Cambridge, Massachusetts - 8 January 2007 - Acambis plc (Acambis) (LSE: ACM) announces that it successfully delivered 10 million doses of ACAM2000 smallpox vaccine to the US Centers for Disease Control and Prevention (CDC) in December 2006, generating revenue of approximately GBP16m, which will be recognised in the last quarter of 2006. Acambis will receive payment in early 2007 and expects to meet its 2006 revenue guidance of around GBP30m.


Gordon Cameron, Chief Executive Officer of Acambis, commented:


"I am delighted that we have met our year-end goal of delivering 10 million doses of ACAM2000 to the US Government, which was a major part of our 2006 revenue guidance target. Our team worked hard to deliver the vaccine in the form required by the government, so it is satisfying to have completed the process on time."


                                     -ends-


Enquiries:


Acambis plc:

Gordon Cameron, Chief Executive Officer

David Lawrence, Chief Financial Officer

Lyndsay Wright, VP, Communications and IR

Tel: +44 (0) 1223 275 300


Brunswick

Jon Coles/Justine McIlroy

Tel: +44 (0) 20 7404 5959


About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 08 January 2007                        ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.